Filed by TALX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: TALX Corporation
Commission File No.: 000-21465
The following was sent to all TALX employees on March 29, 2007.
Since the February 14 announcement, TALX and Equifax have tapped leaders from various business and functional units within the respective companies to serve on a Transition Planning Team. Although both companies must continue to operate independently until the deal is fully approved, certain permitted planning activities are underway to ensure the organizations come through smoothly.
The Transition Planning Team met for the first time on March 26 in St. Louis. Amid an exchange of Atlanta Braves and St. Louis Cardinals baseball caps, and a “getting to know you” session of fun introductions, the team agreed on the following transition goals:
•	Meet goals: Ensure both businesses continue to provide exceptional customer service and meet pre-existing financial targets; ensure independent operation and absolute compliance with legal and regulatory requirements.

•	Grow: This combination is about the ability of the two companies to create new products and services and reach more customers, and teams will be brainstorming and identifying many new opportunities for growth.

•	Drive Efficiencies: Identify opportunities for both companies to jointly increase efficiency and create value.

•	Get to know each other: Learn about each other’s culture, people, customers, products and services. Share in and learn from each other’s success.
The day included an overview, gleaned from publicly-available information, of each company’s business, and an informal discussion about the corporate culture at Equifax and TALX.
TALX’s Transition Planning Team is being co-lead by Keith Graves and Mike Smith. The entire Equifax/TALX team will be working with the following key milestones in mind:
•	Transition Planning. The period from the time we announced our plans to enter the transaction (Feb. 14), until the deal is officially approved. It is anticipated that the deal will close in late June or early July.

•	Commemorate! That’s the date when Equifax welcomes TALX to the family. We’ll keep employees informed about commemoration plans and activities.

•	First 100 Days: The first 100 days after closing when transition plans are put into action.
Additional Information and Where to Find It
In connection with the proposed merger, Equifax filed a registration statement on Form S-4 (Registration No. 333-141389), containing a proxy statement/prospectus of Equuifax and TALX, with the Securities and Exchange Commission (the “SEC”) on March 19, 2007. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information about Equifax, TALX and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com). Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.